Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen 518000

The People’s Republic of China

September 6, 2024

VIA EDGAR

Ms. Christine Dietz

Ms. Chen Chen

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xunlei Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed on April 23, 2024 (File No. 001-35224)

Dear Ms. Dietz and Ms. Chen,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 12, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024 (the “2023 Form 20-F”) and the Company’s response letter to the Staff’s comments regarding the 2023 Form 20-F submitted on June 20, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2023

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(k) Goodwill, page F-19

1.	We note your response to prior comment one. Please address the following as it relates to the reconciliation from the business enterprise value to the fair value of the Xunlei RU:

•	Explain in detail how you determined that the Net Cash adjustment was appropriate. Also, describe how you determined the amount of operating cash and why such amount was appropriate.

•	Clarify whether some or all of the Net Cash amount will be used in operations over the span of your discounted cash flow model.

•	Clarify whether there are any obligations that are on the balance sheet but that are not incorporated in your calculation of business enterprise value.

•	Provide a breakdown of the components that comprise the non-operating assets/liabilities (excluding short-term investments) adjustment.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 6, 2024

Response:

Determination and Consideration of Net Cash Adjustment

The Company respectfully submits that the Net Cash adjustment in determining the fair value of Xunlei RU as of December 31, 2023 represented the book value of cash and cash equivalents and short-term investments, less the sum of current bank borrowings and an amount of cash deemed necessary to support operating activities (referred to as “operating cash” as more fully explained below), as of December 31, 2023.

The following table sets forth the Company’s determination of Net Cash as of December 31, 2023:

(US$ in millions)	Amount
Cash and cash equivalents	$171	A
Short-term investments	101	B
Less:
Bank borrowings, current portion	(7)	C
Operating cash	(29)	D
Net Cash	$236	E=A+B+C+D

The Company notes that it generated positive cash flows from operating activities in each of the three years ended December 31, 2023. The discounted cash flow (the “DCF”) forecast model used by the Company to compute its business enterprise value indicated that the Company will continue to be cash flow positive. As support for this statement, the Company respectfully advises the Staff that: (i) the majority of the Company’s revenue-generating transactions (contributing over 65% of the total revenue for the year ended December 31, 2023) were pre-paid by customers, including membership subscriptions and live streaming business, and (ii) the Company is currently not aware of any plans that will materially affect the net operating cashflow situation of the Company. Accordingly, none of the items under Net Cash is required to be used for operations, for capital expenditures or for other uses over the span of the DCF model. For the sake of prudence, and to address any possible short-term timing differences in cash inflows and outflows, the Company designated an amount equal to one twelfth of its total cash expenditures in 2023 as “operating” cash when computing Net Cash as of December 31, 2023 (shown as item D above).

Net Cash is a non-operating asset. As the Company’s business enterprise value was calculated using the DCF model which excludes non-operating assets, the Company considers it appropriate to add the Net Cash adjustment to the business enterprise value in order to arrive at the overall fair value of the Xunlei RU.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 6, 2024

Other additions to the business enterprise value to arrive at the Company’s fair value as of December 31, 2023 (components that comprise the non-operating assets/liabilities as of December 31, 2023) are set forth in the following table:

(US$ in millions)	Amount
Long-term investments (1)	$32
Due from a related party (2)	20
Other non-operating assets/liabilities (3)	7
Total non-operating assets/liabilities (excluding short-term investments) (4)	$59

Notes:

(1)	Long-term investments represent the Company’s equity investments in privately held companies as of December 31, 2023.

(2)	Representing the interest-bearing loan due from a related party of the Company as of December 31, 2023.

(3)	Mainly consisted of deferred income tax assets/liabilities and prepayments for share repurchase purposes as of December 31, 2023, which was individually insignificant. There are no other obligations on the Company’s balance sheet as of December 31, 2023 that are excluded from the calculation of business enterprise value and which need to be considered in arriving at the fair value of the Company.

(4)	Short-term investments (consisted of deposits placed with banks with original maturities of more than three months but within one year and other short-term investments in financial instruments) were also part of the Company’s non-operating assets and were not considered as working capital items. They were included in the computation of Net Cash.

2.	We note your reconciliation to market capitalization as of December 31, 2023 provided in response to prior comment one. Please explain your basis for including the Net Cash adjustment in this reconciliation and explain how you concluded that the market capitalization does not already reflect some or all of the $236M Net Cash adjustment. In this regard, tell us your consideration of whether a market participant would be aware of the amount of Net Cash given that a majority of the components are reflected on the balance sheet.

The Company respectfully refers the Staff to the responses above for the basis for the calculation of the Net Cash adjustment.

The Company notes that analysts often use a DCF model and add back excess cash to arrive at the fair value of an acquisition target, which is the same approach used by the Company. There are no publicly available analyst reports relating to the Company and trading volume of the Company’s securities is low.

The market capitalization is derived from the price an investor is willing to pay for a thinly-traded, non-controlling interest in the Company. Even without analyst reports, we believe such an investor could read the Company’s disclosures and be aware that the cash and short-term investments reflected on the balance sheet are in excess of the Company’s immediate and near-term cash needs. However, we believe such investor would also understand that the Company has never paid a dividend since its listing in 2014, and has no plans to do so in the foreseeable future. Accordingly, as a non-controlling shareholder, we believe such investor would likely conclude that the excess liquidity is not available to them for purposes of valuing their non-controlling interest in the Company.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 6, 2024

The Net Cash adjustment represents the availability to excess liquidity from the perspective of a controlling party. In such case, the Company’s policies and plans for the use of cash are moot, since they could be used by a controlling shareholder for any purpose, such as a dividend.

In summary, the Company respectively submits to the Staff that its reconciliation to the market capitalization is an analysis to evaluate whether there is contradictory evidence regarding the Company’s valuation. The Company holds that its DCF model is appropriately supported and serves as the reasonable basis of its fair value determination. Given the following factors, the Company does not believe that its market capitalization is fully reflective of its fair value as of December 31, 2023:

•	A market capitalization that is less than the Net Cash, long-term investments and other non-operating net assets as of the balance sheet date.

•	Thin trading volume in the Company’s ADRs.

•	With the lack of analyst coverage, the Company cannot validate what market participants have priced into the traded non-controlling interest. However, if investors were giving substantial value to the excess cash (which amounted to US$236 million) in the trading price, then to arrive at the market capitalization as of December 31, 2023 (which amounted to US$105 million), the enterprise value of the operating business must have substantial negative value to such investors, despite the historical and forecasted positive cash flows.

Accordingly, the Company considers it to be appropriate to add the Net Cash adjustment to its public market capitalization to reflect its fair value as of December 31, 2023.

*      *      *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 0755 6111 1571 or zhounaijiang@xunlei.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

cc:	Jinbo Li, Chairman of the Board and Chief Executive Officer, Xunlei Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP